SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2007

Commission File Number 0-18760

Unilens Vision Inc.
(Translation of Registrant’s Name Into English)

1780-400 Burrard Street
Vancouver, British Columbia, Canada V6C 3A6
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F |X|   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No |X|

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

Enclosure: Press Release dated November 29, 2007.

SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILENS VISION INC. (Registrant)

	By:	/s/Leonard F. Barker
Date: November 29, 2007		Name: Leonard F. Barker Title: Chief Financial Officer

UNILENS VISION REPORTS RECORD FIRST QUARTER EARNINGS AND ROYALTY INCOME

FIRST QUARTER NET INCOME INCREASES 22% AND ROYALTY INCOME INCREASES 29% FROM PRIOR YEAR

LARGO, Florida (November 29, 2007) - Unilens Vision Inc. (OTC BB: UVICF) (TSX Venture Exchange: UVI), which develops, licenses, manufactures, distributes and markets specialty contact lenses, today reported its operating results for the first quarter of FY2008.

Net sales, excluding royalty income, for the quarter ended September 30, 2007 increased to $1,673,361 compared with $1,604,776 in the quarter ending September 30, 2006, an increase of 4.3%. The increase was primarily the result of continued growth of the Company’s C-Vue multifocal contact lenses, which increased approximately 11% in the current quarter, which was partially offset by sales of our replacement products lines that declined as expected.

Net Income for the quarter increased 22% to a record first quarter of $377,296, or $0.08 per diluted share, compared with $310,492, or $0.07 per diluted share in the prior-year period.

Royalty income for the quarter increased 28.6% to a record first quarter of $612,799 compared with $476,550 in the prior-year quarter. Sales of licensed products by our licensee Bausch & Lomb continue to accelerate, resulting in the record quarterly royalty.

Income before taxes for the quarter ended September 30, 2007 increased 20% to $616,501, compared with $515,183 in the prior-year quarter. After recording income tax expense of $239,205, Unilens reported net income of $377,296, or $0.08 per diluted share. In the first quarter of FY2007, the Company reported net income of $310,492, or $0.07 per diluted share, after recording income tax expense of $204,691.

“We are pleased with our first quarter operating results and are optimistic regarding the outlook for our operating results for the remainder of the current fiscal year,” stated Michael J. Pecora, Chief Executive Officer of Unilens Vision Inc., “Sales of our C-Vue disposable multifocal lenses continues to increase as well as the license royalties from Bausch and Lomb which provides a healthy stream of profitable revenues.”

“I am also pleased to report that we recently paid our regular quarterly cash dividend of $0.09 per share, in accordance with a dividend policy adopted by our Board of Directors that is intended to allow our shareholders to share directly in the Company’s future earnings growth,” concluded Mr. Pecora. The Company’s regular quarterly cash dividend was paid on November 28, 2007 to shareholders of record at the close of business on November 14, 2007.

About Unilens Vision Inc. - “The Eye Care Professionals Specialty Contact Lens Company”

Established in 1989, Unilens Vision Inc., through its wholly owned subsidiary Unilens Corp., USA, located in Largo, Florida, develops, licenses, manufactures, distributes and markets specialty contact lenses under the C-Vue, Unilens, Sof-Form, Aquaflex, SoftCon, Lombart, and LifeStyle brands. Additional information on the Company may be accessed on the Internet at www.unilens.com. The Company’s common stock is listed on the OTC Bulletin Board under the symbol “UVICF” as well as the Canadian TSX Venture Exchange under the symbol “UVI”.

(Note: All financial information in this release is stated in U.S. Dollars.)

The information contained in this news release, other than historical information, consists of forward-looking statements that involve risk and uncertainties that could cause actual results to differ materially from those described in such statements. For a discussion of certain factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to the Company’s most recent filings with the SEC and the TSX Venture Exchange. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

For more information, please contact:

Leonard F. Barker, CFO, Unilens Vision Inc. at (727) 544-2531

UNILENS VISION INC.
FIRST QUARTER - FISCAL 2008
CONDENSED CONSOLIDATED FINANCIAL INFORMATION

(All figures in U.S. Dollars) RESULTS OF OPERATIONS
	Three Months Ended September 30, 2007	Three Months Ended September 30, 2006
Sales	$1,673,361	$1,604,776
Cost of sales	904,397	830,630
	768,964	774,146
Expenses	754,952	752,707
Income from operations	14,012	21,439
Other items:
Royalty income	612,799	476,550
Other (expense) income	(27,141)	990
Remeasurement income	2,541	3,377
Interest income	14,290	12,827
	602,489	493,744
Income before tax	616,501	515,183
Income tax expense	239,205	204,691
Net income for the period	$377,296	$310,492
Net income per common share:
Basic	$0.08	$0.07
Diluted	$0.08	$0.07
CASH FLOWS
Provided (used) by:
Operating activities	$689,258	$330,684
Investing activities	(28,123)	(38,125)
Financing activities	(1,744,008)	(1,113,918)
Decrease in cash	$(1,082,873)	$(821,359)

BALANCE SHEET
	September 30, 2007	June 30, 2007
Cash	$881,380	$1,961,712
Total assets	6,611,857	7,987,808
Current liabilities	809,766	819,005
Total liabilities	809,766	819,005
Stockholders’ equity	$5,802,091	$7,168,803